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                Morgan Stanley Global Dividend Growth Securities
                           1221 Avenue of the Americas
                               New York, NY 10020

July 29, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY GLOBAL DIVIDEND GROWTH SECURITIES
     (FILE NO. 33-59004)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Global Dividend Growth Securities (the "Fund") filed with the Securities and Exchange Commission on May 26, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 6 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about July 29, 2005.

             GENERAL COMMENTS TO FORM N-1A

COMMENT 1.   PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY POLICY
             NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT AND
             DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                    RESPONSE 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.   PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
             ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE REQUIRED
             BY THE U.S. PATRIOT ACT.

                    RESPONSE 2. The requisite notice of the customer identification verification policy is disclosed in the account application form. Anti-money laundering and customer verification disclosure is also included under the "Shareholder Information-How to Buy Shares" section of the Fund's prospectus.

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             COMMENTS TO PROSPECTUS

COMMENT 3.   PLEASE NOTE THAT THE FOLLOWING DISCLOSURE IS IN ALL CAPS IN THE
             EDGAR FILING WITH THE COMMISSION AND CONFIRM THAT IT IS NOT IN ALL
             CAPS AS IT APPEARS IN THE PRINTED PROSPECTUS:

             "The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this PROSPECTUS. Any representation to the contrary is a criminal offense."

                    RESPONSE 3. This sentence appears in bold type, not all caps.

COMMENT 4.   ON PAGE 1 OF THE PROSPECTUS, IT IS STATED THAT "[T]HE FUND WILL
             NORMALLY INVEST AT LEAST 80% OF ITS ASSETS IN DIVIDEND PAYING
             EQUITY SECURITIES OF COMPANIES LOCATED IN VARIOUS COUNTRIES AROUND
             THE WORLD" AND THAT THE FUND'S SUB-ADVISER "SEEKS INVESTMENTS
             PRIMARILY IN COMMON STOCKS (INCLUDING DEPOSITORY RECEIPTS) OF
             COMPANIES WITH A RECORD OF PAYING DIVIDENDS AND POTENTIAL FOR
             INCREASING DIVIDENDS." PLEASE CLARIFY WHETHER THE FUND WILL INVEST
             PRIMARILY IN COMMON STOCKS OR EQUITY SECURITIES.

                    RESPONSE 4. The Fund invests at least 80% of its assets in dividend-paying equity securities. The Fund's equity security investments consist primarily of common stocks that pay dividends. We believe the current disclosure is sufficient.

COMMENT 5.   TO THE EXTENT THAT THE FUND INVESTS IN CONVERTIBLE SECURITIES RATED
             BELOW INVESTMENT GRADE, PLEASE INCLUDE THE RELEVANT RISK
             DISCLOSURE.

                    RESPONSE 5. The relevant risk disclosure is included in the Prospectus section entitled "Principal Risks."

COMMENT 6.   ADD LANGUAGE REGARDING THE CIRCUMSTANCES UNDER WHICH THE ADVISER
             WILL MOVE TO SELL SECURITIES.

                    RESPONSE 6. The relevant disclosure has been added.

COMMENT 7.   CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE OR AS
             A FOOTNOTE TO THE FEE TABLE AND IN THE EXAMPLE.

                    RESPONSE 7. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges its clients. Therefore, it should not be included in the fee table, as a footnote to the fee table or in the Example.

COMMENT 8.   WITH RESPECT TO THE FUND'S TEMPORARY DEFENSIVE STRATEGY DESCRIBED
             ON PAGE 6, PLEASE INDICATE THAT THIS STRATEGY MAY BE INCONSISTENT
             WITH THE FUND'S PRINCIPAL INVESTMENT STRATEGIES AND DISCLOSE THE
             EFFECT OF TAKING SUCH A TEMPORARY DEFENSIVE POSITION - THAT THE
             FUND MAY NOT ACHIEVE ITS INVESTMENT OBJECTIVE.

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                    RESPONSE 8. We respectfully acknowledge the comment, but
                    believe the current disclosure is sufficient.

COMMENT 9.   IF A DESCRIPTION OF THE FUND'S POLICIES AND PROCEDURES WITH RESPECT
             TO THE DISCLOSURE OF THE FUND'S PORTFOLIO SECURITIES IS AVAILABLE
             ON THE FUND'S WEBSITE, PLEASE SO STATE IN THE PROSPECTUS.

                    RESPONSE 9. Such a description does not appear on the Fund's website.

COMMENT 10.  HAVE FUND SHAREHOLDERS APPROVED THE AMENDED AND RESTATED INVESTMENT
             ADVISORY AGREEMENT?

                    RESPONSE 10. The Fund's investment advisory agreement was amended and restated to remove the administrative services component from the Management Agreement and to reduce the investment advisory fee. The administrative services previously provided to the Fund by the Investment Adviser are being provided by Morgan Stanley Services Company Inc. ("Administrator") pursuant to a separate administration agreement entered into by the Fund with the Administrator. Such change resulted in a reduction in the advisory fee concurrent with the implementation of an administration fee equal to the amount of the advisory fee reduction pursuant to the new administration agreement. Shareholder approval was not required.

COMMENT 11.  CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING FAIR VALUATION TO
             THE SECTION "PRICING FUND SHARES".

                    RESPONSE 11. We respectfully acknowledge the comment, but believe the current disclosure is sufficient.

COMMENT 12.  SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT TO THE
             FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES WITHOUT PRIOR NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN THE "LIMITATIONS ON EXCHANGES" SECTION OF THE PROSPECTUS HAS BEEN ADEQUATELY PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE 11a-3. CLARIFY THAT THE FUND WOULD ONLY REJECT THE PURCHASE PORTION OF AN EXCHANGE REQUEST.

                    RESPONSE 12. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to address market timing abuses as they occur. The Release adopting the rules requiring enhanced market timing disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further, written notice of the policy, as disclosed in the Fund's prospectus, is consistent with the provisions of Rule 11a-3(b)(6)(ii). Exchange requests consist of a redemption of Fund shares and a simultaneous purchase of another fund's shares. The Fund reserves the right to reject any exchange request for any reason. The Fund would not reject a valid redemption request.

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COMMENT 13.  IN THE "HOW TO EXCHANGE SHARES - EXCHANGE PROCEDURES" SECTION,
             PLEASE REPLACE THE WORD "ACCEPTED" WITH "RECEIVED" OR ANOTHER TERM TO THAT EFFECT, IN ACCORDANCE WITH RULE 22c-1, WITH RESPECT TO THE FOLLOWING SENTENCE: "AN EXCHANGE TO ANY MORGAN STANLEY FUND (EXCEPT A MONEY MARKET FUND) IS MADE ON THE BASIS OF THE NEXT CALCULATED NET ASSET VALUES OF THE FUNDS INVOLVED AFTER THE EXCHANGE INSTRUCTIONS ARE ACCEPTED." [EMPHASIS ADDED]

                    RESPONSE 13. The disclosure has been so revised.

COMMENT 14.  CONSIDER ADDING ADDITIONAL DISCLOSURE REGARDING REVENUE SHARING TO
             THE SECTION "ADDITIONAL INFORMATION".

                    RESPONSE 14. We respectfully acknowledge the comment, but believe the current disclosure is sufficient.

COMMENT 15.  CONFIRM THAT THE ANNUAL DISTRIBUTION AND SHAREHOLDER SERVICES
             (12b-1) FEES PAYABLE BY THE FUND'S CLASSES WILL NOT EXCEED THE LIMITATIONS UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS (NASD) RELATING TO "SERVICE FEES" AND "ASSET-BASED SALES CHARGES."

                    RESPONSE 15. The Fund complies with the limitations under the NASD Rules relating to "service fees" and "asset-based sales charges."

COMMENT 16.  EXPLAIN SUPPLEMENTALLY WHETHER THE FOLLOWING SENTENCE INCLUDED
             UNDER "FUND - FUND MANAGEMENT" IS CONSISTENT WITH ITEM 5(a)(2) AND
             ITEM 15(a) OF FORM N-1A: "THE COMPOSITION OF THE TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO TIME."

                    RESPONSE 16. Item 5(a)(2) requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio ("Portfolio Manager")," and Item 15(a) requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item 5(a)(2) and Item 15 (a)) and persons who are not. The referenced disclosure states that the composition of the team may change without notice from time to time. We note supplementally that, notwithstanding this disclosure, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item 5(a)(2) and Item 15(a) for such team member.

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             COMMENTS TO SAI

COMMENT 17.  PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES APPLICABLE
             DISCLOSURE REGARDING "SEGREGATING ASSETS" IN CONNECTION WITH THE FUND'S USE OF DERIVATIVES.

                    RESPONSE 17. The applicable disclosure is included in the Fund's SAI.

COMMENT 18.  IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO MANAGER
             COMPENSATION STRUCTURE," INCLUDE ONLY THE DISCRETIONARY COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND DURING THE LAST YEAR.

                    RESPONSE 18. We believe the current disclosure is in compliance with SEC Release 2004-89. The Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

COMMENT 19.  PLEASE REVISE THE "DISCLOSURE OF PORTFOLIO HOLDINGS" SECTION TO (i)
             CLARIFY WHAT TIME LAG THERE IS WITH RESPECT TO DISSEMINATION OF PUBLIC PORTFOLIO HOLDINGS INFORMATION, (ii) CLARIFY WHICH EXEMPTIONS AND EXCEPTIONS TO THE POLICY EXIST AND (iii) INCLUDE AN EXHAUSTIVE LIST OF THOSE PERSONS WHO MAY RECEIVE NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A NON-DISCLOSURE AGREEMENT. PLEASE SUPPLEMENTALLY DISCUSS WHY PERSONS WHO OWE A DUTY OF TRUST OR CONFIDENCE TO THE FUND MAY RECEIVE NON-PUBLIC PORTFOLIO HOLDINGS INFORMATION WITHOUT ENTERING INTO A NON-DISCLOSURE AGREEMENT. PLEASE PROVIDE A LIST OF ALL ONGOING ARRANGEMENTS.

                    RESPONSE 19. With respect to clause (i), we respectfully acknowledge the comment, but believe the current disclosure is sufficient. With respect to clauses (ii) and (iii), the disclosure has been so revised. Persons who owe a duty of trust or confidence to the Fund (such as lawyers and accountants) have non-disclosure obligations with respect to many kinds of information concerning the Fund, including non-public portfolio holdings information. Requiring such persons to enter into a non-disclosure agreement would be redundant. A current list of all ongoing arrangements has been added to the definitive SAI.

COMMENT 20.  PROVIDE FURTHER FUND SPECIFIC DISCLOSURE PURSUANT TO ITEM 12(b)(10)
             OF FORM N-1A.

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                    RESPONSE 20. Additional disclosure has been added to the SAI in compliance with Item 12(b)(10) of Form N-1A.

COMMENT 21.  IN THE SECTION ENTITLED "MANAGEMENT OF THE FUND - MANAGEMENT
             INFORMATION" IN THE PARAGRAPH THAT BEGINS "THE FUND DOES NOT HAVE A
             SEPARATE NOMINATING COMMITTEE....," THE LAST SENTENCE OF SUCH
             PARAGRAPH STATES "NOMINATIONS FROM SHAREHOLDERS SHOULD BE IN WRITING AND SENT TO THE INDEPENDENT TRUSTEES AS DESCRIBED BELOW." PLEASE REVISE THE DISCLOSURE TO MAKE CLEAR WHAT IS MEANT BY "AS DESCRIBED BELOW."

                    RESPONSE 21. The disclosure has been revised to read as follows: Nominations from shareholders should be in writing and sent to the Independent Trustees as described below under the caption "Shareholder Communications."

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:
- the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
- the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
- the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7546. Thank you.

Best regards,

/s/ Alice J. Gerstel

Alice J. Gerstel